

Mail Stop 3561

June 14, 2018

Eric T. Kalamaras
Senior Vice President & Chief Financial Officer
American Midstream Partners, LP
2103 CityWest Boulevard
Houston, Texas 77042

> **Re: American Midstream Partners, LP**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Response Dated June 11, 2018**
> **File No. 1-35257**

Dear Mr. Kalamaras:

We have reviewed your June 11, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2018 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Part I. Financial Information

Item 4. Controls and Procedures, page 61

1. Please revise to disclose the information required by Item 307 of Regulation S-K.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products